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                           December 23, 2022

       George Lai
       Chief Financial Officer
       The9 LTD
       17 Floor, No. 130 Wu Song Road
       Hong Kou District, Shanghai 200080
       People   s Republic of China

                                                        Re: The9 LTD
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Correspondence
Filed October 21, 2022
                                                            File No. 1-34238

       Dear George Lai:

              We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 15, 2022 letter.

       Correspondence Filed October 21, 2022

       Item 3. Key Information, page 3

   1. We note your response to comment 6. Please revise the diagram of your corporate structure to remove the
arrows from the dotted line representing the contractual
                                                        arrangements of the VIE
and identify the person who owns the equity in the VIE. In
                                                        addition, please
include in Item 3 comparable descriptions of the Exclusive Technical
                                                        Service Agreement, the
Shareholder Voting Proxy Agreement, the Call Option
                                                        Agreement, the Loan
Agreement, and the Equity Pledge Agreements to the descriptions on pages 128-129 where
you discuss the contractual arrangements with the VIE to ensure such descriptions are
prominently disclosed.
 George Lai
FirstName
The9 LTD LastNameGeorge Lai
Comapany23,
December   NameThe9
              2022 LTD
December
Page 2    23, 2022 Page 2
FirstName LastName

2. We note your response to comment 7. Here and in your risk factor on page 45, please further revise to explicitly state whether your former auditor, who issued an audit report included in your annual report, is subject to the determinations announced by the PCAOB on December 16, 2021.
Cash and Asset Flows through Our Organization, page 5

3. We note your response to comment 8. Please further revise your proposed disclosure to provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Permissions Required from the PRC Authorities for Our Operations, page 5

4. We note your revised disclosure in response to comment 11 that you, your PRC subsidiaries and the VIE have not been asked to obtain or were denied "such" permissions by any PRC authority. Please further revise to clarify whether any permissions or approvals have been denied by any PRC authority, as the disclosure appears to only speak to the CAC and CSRC authorities.
D. Risk Factors
Risk Related to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the variable interest entity..., page 36

5. We note your response to comment 5. Similarly, please revise your first risk factor to state that the value of your shares may significantly decline or become worthless. We note your existing disclosure in paragraph four of this risk factor.
Your ability to bring an action against us..., page 64

6. Please revise this risk factor to address how many of your directors and officers are located in China.
Current PRC laws and regulations impose substantial restrictions on foreign ownership..., page
83

7. We note your revised disclosure in response to comment 12. Please revise for consistency with the disclosure to be included in Item 3 that you provided in response to comment 11.
         In this regard, we note that your proposed disclosure on page 83 states that you, your PRC subsidiaries, and the VIE both "may be" and "are not" subject to certain regulations, whereas your proposed disclosure in response to comment 11 states that such entities "are not" subject to those regulations. In addition, your proposed disclosure on page 83 suggests that your PRC counsel only advised you with respect to CAC matters, whereas your proposed disclosure in response to comment 11 suggests that your PRC counsel advised you with respect to both CAC and CSRC matters.
 George Lai
The9 LTD
December 23, 2022
Page 3
Item 5. Operating and Financial Review and Prospects, page 98

8. We note your revised disclosure in response to comment 8 with respect to cash flows within your organization. Please include comparable disclosure in an appropriate place in
         Item 5 of your annual report.
General

9. We note your revised disclosure in response to comment 2 with respect to the Introduction section. Please further revise, throughout your filing, to refrain from using terms such as
            we    or    our    when describing activities or functions of the
VIE, including on pages 5,
         6, and 47.
10. We note your response to prior comment 3 and reissue with regard to disclosure on pages
         38, 40, 49, 51, 98, 128, and 129 which continues to refer to how you "control" certain business activities through a series of contractual arrangements with your VIE, Shanghai
         IT. Similarly, please revise this disclosure to refrain from implying that the contractual arrangements are equivalent to equity ownership in the business of the VIE and provide a clear description of the conditions you have satisfied for consolidation of the VIE under
         U.S. GAAP. Additionally, please clarify that you are the primary beneficiary of the VIE for accounting purposes, as applicable.
       Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any questions.



FirstName LastNameGeorge Lai                                  Sincerely,
Comapany NameThe9 LTD
                                                              Division of
Corporation Finance
December 23, 2022 Page 3                                      Office of Trade &
Services
FirstName LastName